Arabian American Development Company
P.O. Box 1636
Silsbee, Texas 77656
(409) 385-8300
January 8, 2010

United States Securities and Exchange Commission                                                                                                Via: CMRRR
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 1-33926

Dear Mr. Schwall:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated November 30, 2009.  We sincerely appreciate your efforts to improve the Company’s compliance with the applicable disclosure requirements and to enhance overall disclosure in our filing.  The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Please include the correct Commission file number on the title page of future filings. Your Commission file number is 1-33926.

We respectfully note your comment and confirm that the Company will include Commission file number 1-33926 on the title page of all future filings.

H. Roger Schwall
January 8, 2010
Page  of 2 of 18

Business, page 1

2.
Please provide all disclosure required by Item 101 of Regulation S-K.  For example, and without limitation, please describe your principal products and services and any dependence upon a few customers.  Your disclosure should also identify such customers, or you should tell us why such disclosure is not required.  See Item 101(c) (vii) of Regulation S-K.  In addition, we note your disclosure that “In the specialty products and solvents markets, the Petrochemical Company has one principal competitor.”  Please disclose the name of the competitor or explain why you believe such information is not required.  See Item 101(c) (1(x) of Regulation S-K.

We respectfully note your comment and offer the following information.  During calendar year 2008, sales to each of two customers by the Company’s Specialty Petrochemicals Segment minimally exceeded 10 percent or more of the Company’s revenues, e.g., 13.2 percent and 10.6 percent respectively.  The Company determined that it was not required to disclose the names of these two customers because the potential loss of revenues from these two customers would not have a material adverse effect on the Company and its subsidiaries taken as a whole.  This determination of non-materiality is supported by the fact that the Company’s contract with one of these two customers expired in April 2009, and no material adverse effect was observed.  Further, since the Company only has one major competitor in the specialty products and solvents markets, disclosure of the names of its top customers could prove detrimental as that competitor could then focus marketing efforts on the Company’s top customers.

Item 101(c) (1) (x) of Regulation S-K provides in part that “Generally, the names of competitors need not be disclosed.”  Consequently, the Company determined that the name of its principal competitor was not required to be disclosed.

Risk Factors, page 8

3.	Please revise so that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

We respectfully note your comment and offer that the Company will include each risk factor under a subcaption that adequately describes the risk in future filings.  The Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 describes each risk factor in a separate paragraph under “ITEM 1A. Risk Factors.”  However, subcaptions were inadvertently omitted.  Based on the above representation to include subcaptions for risk factors in future filings, the Company respectfully requests that it not be required to amend its prior filing for the purpose of adding subcaptions.

4.	We note your disclosure at page F-17 that for the year ended December 31, 2008, two customers accounted for 13.2% and 10.6% of total product sales. Please add related risk factor disclosure.

We respectfully note your comment and offer that the Company will add additional risk factor disclosure relating to sales to customers accounting for a large percentage of the Company’s revenue in future filings, if applicable.

H. Roger Schwall
January 8, 2010

Properties, page 11

Saudi Arabian Mining Properties, page 14

5.	Please revise to disclose all material terms of the agreement forming Al Masane Al Kobra Company (AMAK).

We respectfully note your comment and state that to the best of its knowledge, the Company has disclosed all material terms of the agreement and/or any amended agreements forming AMAK.

6.
Revise your disclosure at the top of page 17 of your filing to indicate that the numbers in your chart represent proven reserves, if true.  Refer to comment number 4 in our letter to you dated June 12, 2008, and your response thereto dated July 11, 2008.

We respectfully note your comment and ensure that the Company will update the headings in the disclosure table in all future filings to reflect that the information represents proven reserves as follows:

Zone	Proven Reserves (Tonnes)	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Saadah	3,872,400	1.67	4.73	1.00	28.36
Al Houra	2,465,230	1.22	4.95	1.46	50.06
Moyeath	874,370	0.88	8.92	1.29	64.85
Total	7,212,000	1.42	5.31	1.19	40.20

Management’s Discussion and Analysis of Financial Conditions and Results of Operation, page 23

7.
Please provide the disclosure required by Item 303(a) (1) and 303(a) (2) of Regulation S-K regarding liquidity and capital resources.  See Part IV of SEC Release 33-8350 (December 2003).  In addition, please describe the causes of the changes in your petrochemical product sales in 2008 and 2007 when compared with such sales in the prior year.  See Instruction 4 to Item 303(a) of Regulation S-K.  Provide a narrative description of the extent to which increase are attributable to increases in prices or to increases in the volume of goods sold.  See Item 303(a) (3) (iii) of Regulation S-K.  This comment also applies to your quarterly reports for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009.

We respectfully note your comment and will identify known trends or demands, commitments, events or uncertainties that will result or that are reasonably likely to result in material increases or decreases in our liquidity in future filings.  We will better describe material commitments for capital expenditures, indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments in future filings.  In addition, we will describe known material trends in capital resources, and indicate any expected material changes in the mix and relative cost of such resources in future filings.  Finally, we propose that the following sentence be added in this section of future filings referencing our discussion under “Results of Operations” detailing yearly comparisons without duplicating information.

H. Roger Schwall
January 8, 2010

A yearly comparison of changes in sales is discussed beginning on page ___ under the “Results of Operations” discussion.

8.
Please revise your disclosure to provide the disclosure required by Item 303(a) for your company as a whole, in addition to your disclosure regarding each segment.  This comment also applies to your quarterly reports for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

We respectfully note your comment and the Company will expand the disclosure to include the required information for the company as a whole in addition to each segment in future filings.

9.
We note your disclosure on page 30 that “None of the Company’s mining operations or investments generate operating or other revenues.”  Also, we note the statement in Note 1 to the financial statements that “All of [your] mineral properties are presently undeveloped and require significant capital expenditures before beginning any commercial operations.”  Please highlight and address these points more fully in your MD&A discussion, as well as in the “General” section of the Business discussion on page 1.

We respectfully note your comment and the Company will expand its MD&A discussion and “General” section of its Business discussion in future filings.  We would like to note that under “Description of Current Property Condition” beginning on page 14 in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, it was disclosed that

“Based on NESMA’s report for December 2008, overall engineering progress on the project was at 90%, procurement progress was at 37%, and construction progress was at 14%. Permanent camp leveling works were in progress for seniors quarters and explosives storage area, rock cutting work, crusher station-retaining wall works, conveyor belt foundation works, and zinc flotation tailing cyaniding/tailing head leveling were in progress.”

Under “United States Mineral Interests” beginning on page 18 in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, it was disclosed that

“There is a 300-ton-a-day processing mill on property owned by Pioche. The mill is not currently in use and a significant expenditure would be required in order to put the mill into continuous operation, if commercial mining is to be conducted on the property.”

Controls and Procedures, page 36

10.	Please revise your reference to the applicable rule that provides the definition for the term “disclosure controls and procedures.” Such term is defined in Exchange Act Rule 13a-15(e), not 13a-15(c).

We respectfully note your comment and submit that the reference to the applicable rule that provides the definition for the term “disclosure controls and procedures” be corrected to Rule 13a-15(e) in future filings.

H. Roger Schwall
January 8, 2010

Directors and Executive Officers of the Registrant, page 38

11.	Please provide the disclosure required by Item 401 of Regulation S-K for each of your executive officers and directors.

We respectfully note your comment and offer additional information.  A substantial portion of the disclosure required by Item 401 of Regulation S-K is included on page 4 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008.  The Company will provide the required disclosure for each of its executive officers and directors in future Form 10-K filings under “ITEM 10. Directors and Executive Officers of the Registrant.”

Executive Compensation, page 39

12.
Please revise your filing to provide all disclosure required by Item 402 of Regulation S-K with respect to executive and director compensation.  For example, and without limitation, please provide the following information:

a.	the disclosure required by Item 402(b) of Regulation S-K with respect to your compensation discussion and analysis;

b.	the disclosure required by Item 402(e) of Regulation S-K with respect to a narrative discussion to the summary compensation table and grants of plan-based awards table;

c.	the disclosure required by Item 402(j) regarding potential payments upon termination or change-in-control; and

d.	the disclosure required by Item 402(k) of Regulation S-K regarding compensation of directors.

Provide us with an example of your revised executive and director compensation disclosure for our review.  We may have further comments after reviewing your response.

We respectfully note your comment and submit the following proposed executive and director compensation disclosure for your review.

ITEM 11.  Executive Compensation.

It is the intent of the Board that the salaries and other compensation of the Executives of the Company will be recommended to the Board for action at least once annually and will be based upon competitive salaries and financial performance of the Company. The Compensation Committee has overall responsibility for the approval, evaluation and oversight of all of the Company’s compensation plans. The Committee’s primary purpose is to assist the Company’s Board in the discharge of its fiduciary responsibilities relating to fair and competitive compensation. The Compensation Committee meets in the fourth quarter of each year to review the compensation program and to determine compensation levels for the ensuing fiscal year and at other times as required.

H. Roger Schwall
January 8, 2010

Compensation Discussion and Analysis

Objectives of the Compensation Programs
The compensation programs of the Company are designed to attract and retain qualified individuals upon whom the sustained progress, growth, profitability, and value of the Company depend. It is the plan of the Board that through the Compensation Committee, the Company will develop and implement compensation policies, plans and programs to further these goals by rewarding executives for positive financial performance. Management provides recommendations regarding executive compensation to the Compensation Committee. The Company’s executive compensation program is intended to align the interests of its management team with those of its shareholders by motivating the executive officers to achieve strong financial and operating results for the Company, which it believes closely correlates to long–term shareholder value. In addition, the Company’s program is designed to achieve the following objectives:

•	attract and retain talented executive officers by providing reasonable total compensation levels competitive with that of executives holding comparable positions in similarly situated organizations;

•	provide total compensation that is justified by individual performance;

•	provide performance–based compensation that balances rewards for short–term and long–term results and is tied to both individual and the Company’s performance; and

•	encourage the long–term commitment of our executive officers to the Company and its shareholders’ long–term interests

What the Compensation Programs are Designed to Reward
The compensation programs are designed to reward performance that contributes to the achievement of the Company’s business strategy on both a short–term and long–term basis. In addition, the Company rewards qualities that it believes help achieve its strategy such as teamwork; individual performance in light of general economic and industry specific conditions; performance that supports the Company’s core values; resourcefulness; the ability to manage existing assets; the ability to explore new avenues to increase profits, level of job responsibility; and tenure. The Company does not currently engage any consultant related to executive and/or director compensation matters.

Elements of the Company’s Compensation Program and Why It Pays Each Element
To accomplish its objectives, the Company seeks to offer a total direct compensation program to its executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required for the Company’s growth and development. The Company’s compensation program is comprised of four elements:

•	base salary;

•	incentive compensation;

H. Roger Schwall
January 8, 2010

•	stock option plan; and

•	benefits.

Base Salary
The Company pays base salary in order to recognize each executive officer's unique value and historical contributions to the Company’s success in light of salary norms in the industry and the general marketplace; to match competitors for executive talent; to provide executives with sufficient, regularly–paid income; and to reflect position and level of responsibility.

The base salaries of Mr. Carter, Mr. Williamson and Ms. Cook have been subject to a standard cost of living increase annually over the past several years at the same rate as other Petrochemical Segment employees. Other adjustments were made as follows:  __________. Mr. El Khalidi’s remuneration has remained fixed at the current level for many years.

None of the Company’s executives are parties to employment agreements. At the Compensation Committee’s discretion, base salaries may be increased based upon performance and subjective factors. For 2009 the Compensation Committee increased the base salary of the executives by ___%, generally representing a cost of living increase. Subjective factors the Compensation Committee considered include individual achievements, the Company’s performance, level of responsibility, experience, leadership abilities, increases or changes in duties and responsibilities and contributions to the Company’s performance.

Incentive Compensation
The full Board has reviewed and acted upon the executive performance awards based upon the financial results for the years ended 2009 and 2008.  The performance awards have been in the form of cash and stock and have been awarded in the first quarter of each year dependent on the results of the previous year.  The Compensation Committee has taken over making these recommendations and is developing a formal program per the Policies which are currently under consideration.  The total award is calculated based upon performance of the Company compared with the 2005 performance which is considered the base year.  The award is paid in the first quarter after the financial results of the year ended are reasonably known. The Company includes an annual cash bonus as part of its compensation program because it believes this element of compensation helps to motivate management to achieve key operational objectives by rewarding the achievement of these objectives. The annual cash bonus also allows the Company to be competitive from a total remuneration standpoint. In general, the Compensation Committee targets between 10% and 15% of base salary for performance deemed by the  Compensation Committee to be good (to generally exceed expectations) and great (to significantly exceed expectations), respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance.

Long–term equity–based compensation is an element of the Company’s compensation policy because it believes it aligns executives’ interests with the interests of shareholders; rewards long–term performance; is required in order for the Company to be competitive from a total remuneration standpoint; encourages executive retention; and gives

H. Roger Schwall
January 8, 2010

executives the opportunity to share in the Company’s long–term performance. The Compensation Committee and/or the Board of Directors act as the manager of the Company’s long–term incentive plan (the “Plan”) and perform functions that include selecting award recipients, determining the timing of grants and assigning the number of units subject to each award, fixing the time and manner in which awards are exercisable, setting exercise prices and vesting and expiration dates, and from time to time adopting rules and regulations for carrying out the purposes of the Company’s plan. For compensation decisions regarding the grant of equity compensation to executive officers, the Compensation Committee will consider recommendations from the Company’s chief executive officer. Typically, awards vest immediately, but the Compensation Committee maintains the discretionary authority to vest the equity grant over multiple years if the individual situation merits. In the event of a change of control, or upon the death, disability, retirement or termination of a grantee’s employment without good reason, all outstanding equity based awards will immediately vest.

In 2009 the Company’s executives received no award based upon 2008 performance.  For 2009 performance, ___________ was awarded and will be paid in the first quarter of 2010.  There is no set formula for granting awards to Company executives or employees, although the Compensation Committee is working towards that goal. In determining whether to grant awards and the amount of any awards, the Compensation Committee takes into consideration discretionary factors such as the individual’s current and expected future performance, level of responsibilities, retention considerations, and the total compensation package.

Stock Option Plan
The Company adopted a stock option plan during 2008.

Other Compensation
There is no other compensation paid to the executive officers.

Benefits
The Company believes in a simple, straight–forward compensation program and, as such, Company executives are not provided significant, unique perquisite or other personal benefits not available to all employees. Consistent with this strategy, no perquisites or other personal benefits unique to Company executives are expected to exceed $10,000 annually.  The Company provides benefits to all employees that it believes are standard in the industry. These benefits consist of a group medical and dental insurance program for employees and their qualified dependents, group life insurance for employees and their spouses, accidental death and dismemberment coverage for employees, a Company sponsored cafeteria plan and a 401(k) employee savings and investment plan. The Company matches employee deferral amounts, including amounts deferred by named executive officers, up to a total of 6% of the employee’s eligible salary, excluding annual cash bonuses, subject to certain regulatory limitations.

How Elements of the Compensation Program are Related to Each Other
The Company views the various components of compensation as related but distinct and emphasize “pay for performance” with a significant portion of total compensation reflecting a risk aspect tied to long–term and short–term financial and strategic goals. The Company’s compensation philosophy is to foster entrepreneurship at all levels of the

H. Roger Schwall
January 8, 2010

organization by making long–term equity–based incentives, in particular stock option grants, a significant component of executive compensation. The Company determines the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, and other considerations it deems relevant, such as rewarding extraordinary performance.

The Compensation Committee, however, has not adopted any formal or informal policies or guidelines for allocating compensation between long–term and currently paid out compensation, between cash and non–cash compensation, or among different forms of non–cash compensation, but as noted previously, is working towards that goal.

Performance Metrics
The Compensation Committee did not establish performance metrics for executive officers at the beginning of the year. In setting 2009 bonus and long–term incentive amounts, the Compensation Committee considered the performance of executive officers on a subjective level and the overall performance of the Company in the tough economic climate of 2009 as compared to the base year of 2005:

•	managed successful completion of the derivative situation which occurred in 2008;

•	entered into a compromise agreement with Saudi shareholders settling the capital structure of AMAK ;

•	produced an EBITDA from continuing operations of approximately $____million for 2009 compared to $12.5 million for 2005;

•	managed a 12% increase in total volume sold for 2009 during a global/US recession period, when most US companies volumes were down;

•	utilized 20% of the new/additional capacity that was added in the fourth quarter of 2008;

•	established an International Sales and Marketing office in Madrid Spain for continued development of International markets and opportunities, along with addressing the EU REACH Program;

•	added an additional Account Manager to pick up on domestic responsibilities vacated by GM to open International S&M office; and

•	established a Risk Management Policy and Procedures Manual.

Based on this, the Compensation Committee awarded ________________ bonuses or long–term incentives to the Company’s executives for 2009 performance which will be paid in the first quarter of 2010.

Compensation Committee Report
We have reviewed and discussed with management the compensation discussion and analysis required by Item 402(b) of Regulation S–K. Based on the review and discussion

H. Roger Schwall
January 8, 2010

referred to above, we recommend to the board of directors that the compensation discussion and analysis be included in this Form 10–K for the year ended December 31, 2009.

Compensation Committee:
Robert E. Kennedy, Chairman
Ghazi Sultan
Mohammed Al Omair
Allen McKee

13.	Please provide the compensation committee report required by Item 407(e) (5) of Regulation S-K.

We respectfully note your comment and submit that the following statement will be included in future Form 10-K filings: “The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Company’s Board that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K.”

Certain Relationships and Related Transactions, page 45

14.           Please provide all disclosure required by Item 404(b) of Regulation S-K.

We respectfully note your comment and will comply with the disclosure requirement on future filings.  Please note that additional information was provided on related party transactions on page F-32.

Consolidated Balance Sheets, page F-5

15.
It appears that you have accounted for your capitalized “other interests in Saudi Arabia” of $2.4 million at December 31, 2007, as part of your investment in AMAK. If so, tell us why you believe this is appropriate, given your disclosure on page F-22 and F-23 which indicates that the related exploration licenses expired without having been transferred to AMAK and that you have not yet been credited by AMAK for this contribution of assets.

We respectfully note your comment.  The Company transferred related rights to the licenses in Greater Al Masane, Wadi Qatan and Jebel Harr areas to AMAK prior to December 31, 2008, as part of its capital contribution to AMAK.  The Company also transferred $2.4 million in deferred exploration and development costs it incurred prior to the transfer as a capital contribution to AMAK now that the licenses are an asset of AMAK and the fact that the related benefit of these costs incurred would benefit AMAK in the future.  We were informed prior to the transfer that the Saudi Arabian mining code was undergoing significant revisions and were advised by the Saudi Arabian Ministry of Mines (“Ministry”) to delay the reapplication for those area licenses until the transfer of existing mining licenses was completed with AMAK. Once the transfer was complete, AMAK reapplied for those licenses.  AMAK has not heard from the Ministry as of January 8, 2010, concerning these licenses but expects that these licenses will be granted.

H. Roger Schwall
January 8, 2010

We propose to update our disclosure in our December 31, 2009 Form 10-K to better explain this transaction as follows:

In 1971 the Saudi Arabian government awarded the Company exclusive mineral exploration licenses to explore and develop the Wadi Qatan area in southwestern Saudi Arabia.  The Company was subsequently awarded an additional license in 1977 for an area north of Wadi Qatan at Jebel Harr.  These licenses have expired.  On June 22, 1999, the Company submitted a formal application for a five-year exclusive exploration license for the Greater Al Masane area of approximately 2,850 square kilometers that surrounds the Al Masane mining lease area and includes the Wadi Qatan and Jebel Harr areas.  Although a license had not been formally granted for the Greater Al Masane area, the Company was authorized in writing by the Saudi Arabian government to carry out exploration work on the area.  The Company previously worked the Greater Al Masane area after obtaining written authorization from the Saudi Ministry of Petroleum and Mineral Resources, and has expended over $2 million in exploration work.  Geophysical, geochemical and geologic work and diamond core drilling on the Greater Al Masane area had revealed mineralization similar to that discovered at Al Masane.

Prior to December 31, 2008, the Company incurred deferred exploration and development costs in the amount of approximately $2.4 million, consisting of approximately $1.5 million associated with the Greater Al Masane area and the balance of approximately $0.9 million was associated primarily with the Wadi Qatan and Jebel Harr areas.

The related rights to the licenses in Greater Al Masane, Wadi Qatan and Jebel Harr areas were transferred to AMAK prior to December 31, 2008, as part of the Company’s capital contribution to AMAK.  The Company transferred the $2.4 million in deferred exploration and development costs that were incurred prior to the transfer as a capital contribution to AMAK now that the licenses are an asset of AMAK and the fact that the related benefit of these costs incurred would benefit AMAK in the future.  The Company was informed prior to transfer of licenses that the Saudi Arabian mining code was undergoing significant revisions and were advised by the Saudi Arabian Ministry of Mines (“Ministry”) to delay the reapplication for those area licenses until the transfer of existing mining licenses were completed with AMAK. Once the transfer was complete, AMAK reapplied for those licenses.  AMAK has not heard from the Ministry as of ______, 2010 concerning these licenses but expects that these licenses will be granted.

16.
It appears that you have increased the carrying value of your investment of AMAK by approximately $3.7 million for the 750 thousand shares that you have issued to pay for certain formation costs of AMAK. If this is correct, please clarify how you determined that is appropriate to increase the carrying amount of your investment in AMAK for the start-up costs paid. Tell us the accounting guidance that you relied upon and how you evaluated the guidance of SOP 98-5, paragraph 12 when determining that it was appropriate to increase the carrying value of the investment by the formation costs incurred.

We respectfully note your comments and would like clarify the purpose of these costs.  We believe these costs are not within the scope of SOP 98-5 in accordance with paragraphs 7 and 8. These costs were incurred to facilitate the transfer of our Saudi Mining interests to AMAK, which

H. Roger Schwall
January 8, 2010

costs we considered necessary to enrich and protect the asset’s value as our capital contribution to the Joint Stock Company. As such, we considered these costs to be part of our investment in AMAK.

17.
Your disclosure on page 16 states that you would remain responsible for repaying the $11 million loan to the Saudi Arabian government according to the terms of the lease agreement. We also understand that you were required to transfer the loan to AMAK upon the formation of AMAK. Please explain whether the note payable was part of the transferred assets and liabilities to AMAK pursuant to the joint venture agreement. In this respect, explain wherther you remain legally liable for the entire $11 million due under the loan or AMAK is legally liable for the $11 million note payable (for which the amount that you are legally liable is based on your equity interest in AMAK).

We respectfully note your comments and would like clear up the ambiguity related to the $11 million loan transferred to AMAK.  The process to transfer this loan included several layers of approval by the Saudi Arabian government in addition to approval by the other AMAK shareholders. It was initially assumed by all of the shareholders of AMAK that the Company’s contribution to AMAK would include the transfer of the mining assets, mining licenses and the assumption of the $11 million loan to the Saudi Arabian government on December 30, 2008.  Based on this fact, at December 30, 2008, the licenses were transferred to and the $11 million loan to the Saudi Arabian government was assumed by AMAK.

During an April 2009 AMAK Board meeting, a Saudi director, who is also an AMAK shareholder, questioned the validity of the Partnership Agreement between the Company and several of the Saudi investors which had been relied upon by the Company as the operating document since it was signed.  After extensive research, investigation and deliberation, the Board of Directors of the Company determined that while the documents relating to the formation of AMAK were poorly drafted and ambiguous in certain areas, a business decision should be made to settle the dispute and move the project forward rather than spend time and legal fees resolving the issues in the judicial arena of Saudi Arabia with the outcome uncertain and potentially damaging to the progress of the venture.  The Company and Saudi investors reached a definitive written agreement effective August 25, 2009.  As part of the August 25, 2009 agreement it was documented that AMAK would assume the $11 million Promissory Note from the Saudi Arabian Ministry of Finance & National Economy Loan to the Company, dated January 24, 1979, and would indemnify and defend the Company against any and all claims related to said Promissory Note.

We will use the disclosure found in our September 30, 2009 Form 10-Q to explain this transaction in our December 31, 2009 Form 10-K:

During an April 2009 AMAK Board meeting, a Saudi director, who is also an AMAK shareholder, questioned the validity of the Partnership Agreement between the Company and several of the Saudi investors which has been relied upon by the Company as the operating document since it was signed.  The issues raised include: discrepancies between the terms of the original Memorandum of Understanding and the Partnership Agreement; an allegation that various signatures for one or more of the Saudi investors on the Partnership Agreement were not authorized; the Saudi attorney that prepared the Partnership Agreement exceeded his authority; and whether the Company’s capital

H. Roger Schwall
January 8, 2010

contribution for 50% of AMAK’s stock is fully paid.  The Company had relied upon the Partnership Agreement for the past year.

After extensive research, investigation and deliberation, the Board of Directors of the Company determined that while the documents relating to the formation of AMAK were poorly drafted and ambiguous in certain areas, a business decision should be made to settle the dispute and move the project forward rather than spend time and legal fees resolving the issues in the judicial arena of Saudi Arabia, with the outcome uncertain and potentially damaging to the progress of the venture.  The Company and Saudi investors reached a definitive written agreement effective August 25, 2009, with the following terms and conditions: (1) The Company will convey nine percent or 4,050,000 shares of AMAK stock to the other AMAK shareholders pro rata; (2) The Articles of Association and By-Laws of AMAK will be amended to reflect that: (a) the Company has fully and completely paid the subscription price for 18,450,000 shares of AMAK stock (or 41% of the issued and outstanding shares), (b) neither AMAK nor the other AMAK shareholders may require the Company to make an additional capital contribution without the Company’s written consent, and (c) the Company shall retain seats on the AMAK Board equal in number to that of the Saudi Arabian shareholders for a three year period beginning August 25, 2009; (3) AMAK will assume an $11 million Promissory Note from the Saudi Arabian Ministry of Finance & National Economy Loan to the Company, dated January 24, 1979, and will indemnify and defend the Company against any and all claims related to said Promissory Note; (4) For a three year period commencing August 25, 2009, the Company has the option to repurchase from the Saudi Arabian shareholders 4,050,000 shares of AMAK stock at a price equal to the then fair market value of said shares less ten percent; and (5) The two Memorandums of Understanding dated May 21, 2006 and June 10, 2006 respectively, as well as the Partnership Agreement dated August 6, 2006, are terminated for all purposes.  The Company is in the process of preparing amendments to various AMAK corporate documents to reflect the above and upon completion will submit to the AMAK Saudi Arabian shareholders for consideration.

18.
Tell us how you are accounting for the difference between the cost of the investment in AMAK and the amount of underlying equity in the net assets of AMAK. In addition, please revise to provide the disclosure required by APB 18, paragraph 20.a (3).

We respectfully note your comments and note that at December 31, 2008, the balance of caption “Investment in AMAK” represented the Company’s historical cost in the Al Masane mining project located in Saudi Arabia. Those assets and the corresponding $11 million note payable discussed above were transferred to AMAK on December 30, 2008 as follows:

Capitalized cost in Al Masane	$41,571,159
Other interest in Saudi Arabia	2,431,248
Less note payable to Saudi Arabian Ministry Of Finance and National Economy	(11,000,000)

Net investment in AMAK	$33,002,407

Since our interest in the voting shares of AMAK was in excess of 20%, we disclosed that our investment would be accounted for using the equity method, under the general presumption that investors that own 20% or more of the voting securities of a corporate investee (but less than a

H. Roger Schwall
January 8, 2010

controlling interest) are presumed to exercise significant influence and should apply the equity method of accounting, as previously disclosed to your office in the response letter dated July 11, 2008.

Since December 2008, the carrying amount of the investment has not been adjusted because the Company has not received any US GAAP 2008 or 2009 financial information from AMAK.

Located in Saudi Arabia, Al Masane Al Kobra (“AMAK”) is a Saudi Arabian joint stock company that is controlled by Saudi investors. Accordingly, we have concluded, based on the following factors, that we do not exercise significant influence over this investment.

•	The Company is unable to obtain timely GAAP financial information of AMAK, despite repeated requests by us and other shareholders.
•
The Company is unable to influence the project’s management. AMAK’s management is handled by a Saudi who reports only to the Saudi investors. We do not have any employees working in Saudi Arabia at AMAK.

The Saudi investors appoint the Chair of the Board and control four of the eight board seats. The Saudi Chair also has an extra vote in the event of a tie and one of the AMAK shareholders is a Prince in the Saudi royal family. Consequently, while the Company controls four of the eight Board seats, its ability to influence any activity is limited. For example, we had no influence on which firm was appointed as AMAK’s auditor, nor have we been able to influence the timing of their audit or the accounting framework used (GAAP or IFRS). Currently AMAK is using Saudi Arabian GAAP.

Accordingly, we will account for our investment in AMAK using the cost method effective with the August 2009 settlement agreement. We will add the following disclosure in our December 31, 2009 Form 10-K:

The Company accounts for its 41% investment in AMAK using the cost method. The Company concluded that it is unable to exercise significant influence over AMAK due to the inability to obtain timely GAAP financial information and the inability to influence the management of the development project. The aggregate carrying amount of AMAK at December 31, 2009 is $33,002,407. Our investment is reviewed for impairment on an annual basis or whenever circumstances indicate that impairment has occurred.

19.
Your disclosure states that the audited financial statements are not yet available for AMAK, but you believe that the proportionate share of income or loss is not significant for the year ended December 31, 2008. Please explain how you determined that your share of income or loss was not material.

We respectfully note your comment and note that at December 31, 2008, the investment was only one day old. Moreover, it was our understanding that AMAK’s operating costs were insignificant. As noted in Comment 18, we have not received any US GAAP 2008 or 2009 financial information.

20.
Please clarify how you have evaluated the requirements of Regulation S-X, Rule 3-09 to provide separate financial statements of AMAK. Please provide your investment and income significance tests which support your conclusion.

H. Roger Schwall
January 8, 2010

We respectfully note your comment and note that as a result of accounting for our investment using the cost method effective August 2009, the financial statements required under Rule 3-09 will not be required. To the extent we receive US GAAP financial information we will consider supplying unaudited condensed financial information.

Consolidated Statements of Operations, page F-6

21.
You disclose on page 18 that you wrote down the value of the Pioche Properties by $496,000 at the end of 2008.  You disclose further on page 30 that the minority interest amount on your statement of operations represent Pioche minority shareholders’ share of the losses from Pioche operations for prior years.  Explain to us how the $496,000 write-down is reflected on your statements of operations, and also explain to us the nature of the $505,424 minority income recognized during fiscal 2008 and why the minority shareholders’ share of losses from prior years is recognized in the current year.  If the $496,000 and other costs relating to the Pioche are recorded as operating rather than non-operating expense, tell us why you believe that to be appropriate.

We respectfully note your comment and would like to add some clarification to your questions discussed above. We own approximately 55% of the capital stock of a Nevada mining company, Pioche-Ely Valley Mines, Inc. (“Pioche”), which does not conduct any substantial business activity.  We consolidate Pioche and all inter-company accounts are eliminated in consolidation. There was a typographical error made on page 30 of our filing that stated the $505,424 minority income included losses from prior years.  The minority interest income of $505,424 represented Pioche’s minority interest shareholders’ portion (approximately 45%) of the total Pioche loss of approximately $1,124,000 for the year ended December 31, 2008.  We will make this correction in our future filings. In addition, our portion of the impairment loss of approximately $496,000 is included in general and administrative expenses in our consolidated statement of operations for the year ended December 31, 2008.  Finally we recorded these costs as operating expenses in accordance with paragraph 25 of SFAS 144 which requires impairment losses of long-lived asset groups to be included in income from operations.

Note 1 – Business and Operations of the Company and Summary of Significant Accounting Policies, page F-10

Revenue recognition, page F-12

22.
Revise your accounting policy to clarify (a) when product revenues are recognized relative to delivery; (b) the nature of transloading sales and processing fees; and (c) when revenue is recognized for transloading sales.  We note that these issues were, in part, addressed in comment 5 to our letter to you dated June 12, 2008, and that your disclosure varies from the draft disclosure provided by you in your response dated July 11, 2008.

We respectfully note your comment and apologize for the oversight in not updating our Revenue Recognition Policy in prior filings as previously submitted.  We will ensure that future filings be updated as follows:

H. Roger Schwall
January 8, 2010

Revenue is recorded when (1) the customer accepts delivery of the product and title has been transferred or when the service is performed and the Company has no significant obligations remaining to be performed; (2) a final understanding as to specific nature and terms of the agreed upon transaction has occurred; (3) price is fixed and (4) collection is assured.  Sales are presented net of discounts and allowances. Transloading sales and processing fees are service oriented and are recorded as such.  Freight costs billed to customers are recorded as a component of revenue

Note 16 – Segment Information, page F-30

23.
You state on page 11 of your filing that the facility operated by South Hampton includes six operating units which make distinct products through differing processes.  You also state that two of those units, the Aromatics Hydrogenation Unit and a White Oils Fractionation Unit, are operated as two independent and completely segregated processes. Tell us whether South Hampton’s six operating unites meet the definition of operating segments in paragraph 10 of SFAS 131 and, if so, how you are able to aggregate all of them in accordance with paragraph 17 of SFAS 131, addressing all of the aggregation criteria including the similarity of economic characteristics, such as gross margin.  Please also provide your analysis with regard to the aggregation of the Gulf State operations.

We respectfully note your comment and offer the following additional information.  All of our units are petrochemical in nature and use similar production processes and therefore have been aggregated. All of the products produced are intermediary and are subsequently sold to other processors for completion into finished goods.   In addition, we do not manage our business as if they are separate segments as no discrete financial information is available. Four of the six operating units are intertwined and the Company is unable to segregate costs to the individual units.  These four units provide necessary components for each other.  The Aromatics Hydrogenation Unit and White Oils Fractionation Unit operate as the Company’s toll processing units.  However, the Company has no measurement equipment in place that would allow it to segregate costs based upon these units.  In addition, hydrogen, which is produced by one of the four previously mentioned units, is required for production in the Aromatics Hydrogenation Unit.
Gulf State operations solely benefit the petrochemical segment.  It currently has no outside customers; and therefore, no independent operations.

24.
Explain to us the nature of the $2.4 million, $2.2 million and $1.2 million expense recorded for you mining segment in 2008, 2007 and 2006, respectively, and tell us whether they relate to your properties in Saudi Arabia or the Pioche properties.  In this regard, we note from your disclosure on page 30 that your management’s discussion and analysis does not discuss any expenses incurred from these activities.

We respectfully note your comment and wish to clarify these expenses. Prior to December 30, 2008, the mining assets in Saudi Arabia were owned directly by the Company and mining related expenses were disclosed in the mining segment.  With the transfer of the Al Masane mining assets to AMAK on December 30, the Company now owns an interest in a Joint Stock company which owns the mining asset.  In the preparation of the September 30, 2009 Form 10-Q the Company noted that certain general corporate expenses had been included in the mining segment disclosure. These costs were moved from mining to general corporate expenses which more accurately describes them and we will continue this disclosure in future filings.  One of the

H. Roger Schwall
January 8, 2010

primary reasons for this reclassification was due to the change in the mining asset.  We will update our management discussion and analysis in future filings regarding this change.

Exhibits

25.
Please file all material contracts including, without limitation, any contracts with your major customers and suppliers, the agreement forming AMAK, and any agreements with your shareholders.  See Item 601(b) (10) of Regulation S-K.

We respectfully note your comment and the Company will include copies of the Articles of Association and Bylaws forming AMAK, as well as any agreements with AMAK shareholders in future filings.  The Company did incorporate by reference the Partnership Agreement leading to the formation of AMAK as Exhibit 10(e) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008.  Customer and supplier contracts were not included because they were entered into in the “ordinary course” of business which is an allowable exemption pursuant to Item 601(b) (10) (ii).

Form 10-Q for the Fiscal quarter Ended March 31, 2009; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; and Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Signatures

26.	Please revise to clarify, if true, that Ms. Cook is your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

We respectfully note your comment and wish to clarify that Ms. Cook is both the principal financial and chief accounting officer and in future filings her title will be stated as such.

Form 10-Q for the quarter ended September 30, 2009
Financial Statements
Note 13- Investment in Al Masane Al Kobra Mining Company (“AMAK”)

27.	Explain why the first paragraph states that you currently own 25% of AMAK’s equity, while the fourth paragraph states that you own 41%.

We respectfully note your comment and apologize for the typographical error found in paragraph 1 of Note 13.  In future filings, we will assure that our current ownership in AMAK of 41% is consistent throughout our filing.

28.	If you own 41% of the equity in AMAK, please clarify how you accounted for the reduction in the 50% equity owned at December 31, 2008 to the 41% owned as of September 30, 2009.

We respectfully note your comment.  As mentioned in comment 17, during an April 2009 AMAK Board meeting, a Saudi director, who is also an AMAK shareholder, questioned the validity of the Partnership Agreement between the Company and several of the Saudi investors which has been relied upon by the Company as the operating document since it was signed.  One of the issues raised was the Company’s full payment of capital for a 50% ownership of AMAK’s.  As part of the definitive written agreement effective August 25, 2009 it was agreed that the Company

H. Roger Schwall
January 8, 2010

had fully and completely paid the subscription price for 18,450,000 shares of AMAK stock or 41% of the issued and outstanding shares.  As this was a clarification of the ownership of the Company in AMAK clearing up any ambiguities of the initial formation agreement with no consideration we concluded no accounting was necessary.

Thank you for your consideration.

Sincerely,
                    /s/ Connie Cook
                    Connie Cook
Principal Financial and
Chief Accounting Officer